Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Intention to Acquire Hathor Exploration Limited
Conference Call and Webcast at 9:00 a.m. EDT Today
•	All-cash offer of $3.75 per Hathor share
•	Premium of 40% over Hathor’s closing share price and 33% over Hathor’s 20-day volume-weighted average price as at August 25, 2011
•	Immediate liquidity and elimination of risk for Hathor shareholders
•	Investor conference call today at 9:00 a.m. EDT
Saskatoon, Saskatchewan, Canada, August 26, 2011
Cameco (TSX: CCO; NYSE: CCJ) announced that it intends to make an offer (the “Offer”) to acquire all of the outstanding shares of Hathor Exploration Ltd. (TSX: HAT) for cash consideration of $3.75 per share in a transaction which values the fully diluted share capital of Hathor at approximately $520 million1.
Cameco delivered a written proposal to Hathor following the close of market on Friday, August 19, 2011 outlining its interest in acquiring the company for cash in a transaction valued at $3.75 per share. Cameco made today’s announcement after discussions with Hathor regarding a potential board-supported transaction failed to result in an agreement.
Hathor is a junior uranium company focused on exploration projects in the Athabasca Basin of northern Saskatchewan, Canada. The company’s most significant asset is the Roughrider uranium deposit. The Roughrider deposit is estimated to contain indicated and inferred resources of approximately 17.2 and 40.7 million pounds of uranium (U3O8) respectively2. The deposit is located approximately 25 kilometres northwest of Cameco’s Rabbit Lake mill.
Compelling Offer for Hathor Shareholders
The Offer is compelling for Hathor shareholders as it provides:
•	Attractive Premium: The Offer price of $3.75 per Hathor share represents an attractive premium of 40% over Hathor’s closing price and 33% over Hathor’s 20-day volume-weighted average price as at August 25, 2011.
•	Liquidity and Certainty of Value: The consideration offered is cash, which provides Hathor shareholders with certainty of value and immediate liquidity, while removing the inherent execution risk to shareholders that is associated with companies in the early stages of development such as Hathor.

1	Estimated fully diluted share capital of approximately 139 million shares, based on Hathor’s public disclosure.

2	Indicated and inferred resources of the Roughrider deposit as reported by Hathor in a press release dated June 17, 2011. The deposit’s west zone has an indicated resource estimate of 394,200 tonnes of ore containing 17.2 million pounds at an average grade of 1.98% U3O8 and an inferred resource estimate of 43,600 tonnes of ore containing 10.6 million pounds at an average grade of 11.03% U3O8. The deposit’s east zone has an inferred resource estimate of 118,000 tonnes of ore containing 30.1 million pounds at an average grade of 11.58% U3O8.

•	Fully Financed Offer: The Offer is not subject to a financing condition and will be funded using existing cash on hand, providing Hathor shareholders with little execution risk.
•	Avoidance of Dilution: Continued development of the Roughrider deposit and Hathor’s other projects will require substantial additional funds; any additional equity financing, joint venture agreement(s) or other transaction(s) that are undertaken could result in material dilution to existing Hathor shareholders.
“Our offer provides Hathor shareholders an opportunity to receive an immediate and substantial premium for their shares and eliminate the inherent risks of a company at Hathor’s early stage of development,” said Tim Gitzel, president and CEO of Cameco.
“The market has recognized the exceptional job Hathor has done with the Roughrider deposit and the company’s other properties. Given our financial strength, development expertise, existing infrastructure and experience in the Athabasca region, we feel we are in a unique position to build on that success and further advance the Roughrider deposit.”
The Offer will commence as soon as possible by publication of an advertisement and filing of a take-over bid circular which includes the full details of the Offer, including applicable terms and conditions.
Further Details of the Offer
The Offer will be made by way of a formal offer and take-over bid circular to be mailed to shareholders of Hathor and will be subject to usual and customary conditions, including receipt of all required regulatory approvals, termination or waiver of Hathor’s shareholder rights plan and not less than 66 2/3% of the Hathor shares being deposited under the Offer and not withdrawn. Further details concerning the Offer will be included in the formal offer and take-over bid circular. The Offer will be open for acceptance for at least 60 days following the commencement of the Offer.
Advisors
CIBC World Markets Inc. is acting as financial advisor to Cameco in connection with the proposed takeover offer and Osler, Hoskin & Harcourt LLP is acting as Cameco’s legal counsel.

Investor Conference Call and Webcast
Cameco invites investors and the media to join a conference call and webcast with the company’s president and CEO Tim Gitzel and senior vice-president, marketing and business development Ken Seitz on Friday, August 26, 2011 at 9:00 a.m. Eastern.
To join the call, please dial (877) 240-9772 (Canada and US) or (416) 340-8530. An operator will put your call through. A live audio feed of the conference call will be available from a link on cameco.com. The presentation slides for the webcast will be available for download on our website.
A recorded version of the proceedings will be available on our website, shortly after the call, and on post view until midnight, Eastern, September 26, 2011, by calling (800) 408-3053 (Canada and US) or (905) 694-9451 (Passcode 2856426 #).
The live webcast will be available on cameco.com by using Windows Media Player or Real Player software. See the link on the home page. A replay will be available shortly after the conference call on our website.
Caution Regarding Forward-Looking Information and Statements
Certain information contained in this news release constitutes “forward-looking information” (or “forward-looking statements”) within the meaning of Canadian and U.S. securities laws. All statements, other than statements of historical or present fact, constitute forward-looking information and typically include words and phrases about the future such as will, anticipate, estimate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Cameco cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. These risks, factors and assumptions include, but are not limited to: the assumption that Cameco will acquire a 100% interest in Hathor through the Offer; the risk of changes in the price of uranium; the assumption that there are no inaccuracies or material omissions in Hathor’s publicly available information and the risk that Hathor has not disclosed events or facts which may have occurred or which may affect the significance or accuracy of any such information; assumptions about anticipated operations and planned exploration and development activities; the risk of operating or technical difficulties in connection with mining or development activities; and the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in Cameco’s and Hathor’s most recent Annual Information Form and MD&A on file with the Canadian securities regulatory authorities, which we recommend that you review for more information about these assumptions and risks. The information concerning Hathor contained in this press release has been taken from or is based upon Hathor’s publicly available documents on file with Canadian securities regulatory authorities. Neither Cameco nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure by Hathor to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Cameco. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593